EXHIBIT 20.1


October 4, 2005

Dear Shareholders:

BellaVista Capital's Annual Shareholder's Meeting was held yesterday in Palo Alto at 10:00 am. For those of you unable to attend the meeting, we would like to provide you with a summary of the events.

Our new Chairman, Bill Offenberg, opened the meeting. The Company's Secretary, Eric Hanke, confirmed that the Company had received enough votes to constitute a quorum and that the five nominated directors, William Offenberg, Jeffrey Black, Robert Puette, Patricia Wolf, and Michael Rider were elected with over 89% of the votes cast in favor of these nominees.

Mr. Offenberg then led the shareholders through a presentation showing how much progress the Company has made since early 2003 in liquidating its non-performing assets and stabilizing the Company's estimated Net Realizable Value (NRV) per share. Mr. Offenberg demonstrated that since March 2003, non-performing investments were reduced from 95% of the portfolio to approximately 19% today. In addition to the work in reducing the non-performing assets, the Company has also made great progress in reducing its annual recurring operating expenses, from $5.8 million in 2003 to a projected $1.5 million in 2005. During the same period, NRV increased from $4.01 per share to $4.24 per share and the amount of cash available to invest in new real estate developments increased to $14 million.

Our CEO, Mike Rider then talked about some of the new investments the Company has made, including an investment which recently repaid and yielded a 16% annual return on the Company's cash investment. Mr. Rider showed how the new investments, which total approximately $41 million, are dispersed by investment type, geographic location and anticipated selling price, in accordance with the Company's business plan. Mr. Rider then went on to discuss the Company's investment return goals. He indicated that the Company is seeking to blend the returns from a combination of investments in first trust deeds, subordinated debt and equity investments. The goal is to generate a return on the Company's investments of between 11% and 15% after payment of operating expenses. Mr. Rider then gave an indication of how these return goals might affect share value. Mr. Rider advised the audience that these return goals are objectives, are not guaranteed and that actual returns to shareholders will be subject to the risks inherent in the Company's operations, and therefore may differ from these objective returns. He displayed a chart showing estimated share values of $5.80, $6.12 and $6.45 per share at the end of 2008 if returns of 11%, 13%, and 15% respectively, were achieved. As discussed in the presentation, there can be no assurance as to the price that may be realized by any shareholder on the shares, or the timing of any liquidity event, and these estimated values would represent the increase in the value of shares based on the increases in the value of the Company's assets.


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Director Bob Puette then discussed the company's investment strategy and investment approval process. He explained how the Company intended to mitigate risk and enhance returns with its investments using developer co-investment, secured loans and subordinated debt and equity investments, geographic diversity and multi-unit projects with estimated selling prices near the median prices in areas where the Company invests.

Following Mr. Puette's presentation, Director Jeff Black discussed priorities that the Board of Directors has established. Mr. Black told the audience that after the formation of the new Board of Directors, Mr. Offenberg asked each director to develop a list of items that each believed should be set forth as priorities for the Company. Mr. Black discussed the priorities the Board developed which were:

   o  To complete the liquidation of the Company's non-performing assets
   o To continually evaluate the Company's investment strategy and monitor its performance
   o  To make new investments based on strict underwriting criteria
   o To align management compensation and incentives with company performance and shareholder value
   o  To improve shareholder communications, and
   o To develop a long-term strategy to increase shareholder value and transform BellaVista into an attractive investment for both existing and new shareholders.

Mr. Offenberg then discussed the Company's long-term strategy to increase shareholder value and transform BellaVista into an attractive investment for both new and existing shareholders. He noted that the Board very carefully considered the requirements to accomplish this strategy and the importance that all actions taken must benefit all shareholders equally. He explained that the Board had determined a two-phased approach:

   o In the medium term, the Company needs to demonstrate a track record of consistent share price increases, and
   o In the longer term, the Company should establish a regular program to provide liquidity through a combination of distributions and share redemption.

Mr. Offenberg stated that the Board of Directors determined that in order to establish a track record of consistent share price increases, it would be necessary to reinvest all capital and earnings over the next three years and, as a result, funds will not be available to pay dividends or distributions or redeem shares during this period.

Successfully achieving these goals will attract new investors and create access to other capital sources. This will allow the Company to create a liquidity program that provides regular distributions and share redemptions. This liquidity will enhance the value for all shareholders.



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At the conclusion of Mr. Offenberg's presentation, Director Patti Wolf posed some questions to the Board members which had been generated in response to queries the various board members and management had received in the recent past.

Upon completion of the questions posed by Ms. Wolf, Mr. Offenberg opened the floor to questions from the shareholders present after which the meeting then concluded.

This letter and a copy of our shareholder presentation are being filed with the Securities and Exchange Commission in a Current Report available on the SEC's Edgar site at http://www.sec.gov. If you are on our list to receive correspondence by email, you will have received a copy of the presentation along with this letter. If you are not on our email list, and would like to receive a copy you may receive a copy of the shareholder presentation, please email us and we will put you on our correspondence list, or call Connie Paris at (650) 328-3060 and we will mail you a copy.

On behalf of the Board on Directors we wish to thank all shareholders for voting in our annual meeting. Both management and the Board of Directors are pleased with the progress we have made and are working hard to ensure the success of your investment in BellaVista Capital.

Sincerely,




Michael Rider                               Eric Hanke
President                                   Vice President